Filed pursuant to Rule 433

Dated January 25, 2024

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectuses

dated January 25, 2024

Registration No. 333-276348

BrightSpring Health Services, Inc.

Concurrent Offerings of

53,333,334 Shares of Common Stock

(the “Common Stock Offering”)

and

8,000,000 6.75% Tangible Equity Units

(the “Units Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Units Offering and should be read together with (i) in the case of investors purchasing in the Common Stock Offering, the preliminary prospectus, dated January 25, 2024, relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus”) or (ii) in the case of investors purchasing in the Units Offering, the preliminary prospectus, dated January 25, 2024, relating to the Units Offering (the “Units Preliminary Prospectus” and, together with the Common Stock Preliminary Prospectus, the “Preliminary Prospectuses”). The closing of the Units Offering is conditioned upon the closing of the Common Stock Offering, but the closing of the Common Stock Offering is not conditioned upon the closing of the Units Offering. Terms used but not defined herein have the meanings assigned to such terms in the applicable Preliminary Prospectus.

Issuer:	BrightSpring Health Services, Inc., a Delaware corporation (“Issuer”).

Ticker/Exchange for Common Stock:	BTSG/Nasdaq Global Select Market (“Nasdaq”).

Ticker/Exchange for Units:	BTSGU/Nasdaq.

Trade Date:	January 26, 2024.

Settlement Date:	January 30, 2024.

Common Stock Offering

Title of Securities:	Common stock, par value $0.01 per share, of Issuer (“Common Stock”).

Number of Shares of Common Stock Offered:	53,333,334 shares (or 61,333,334 shares if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full).

Outstanding Common Stock after Common Stock Offering:	171,190,389 shares (or 179,190,389 shares if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full). Share numbers and amounts do not reflect shares of Common Stock issuable upon exercise of outstanding options as of September 30, 2023 under the Issuer’s 2017 Stock Plan, shares of Common Stock reserved for future issuance under the Issuer’s 2024 Incentive Plan, shares of Common Stock issuable upon exercise of options and/or vesting of restricted stock units expected to be granted to the Issuer’s management and employees in connection with the Common Stock Offering under the Issuer’s 2024 Incentive Plan or shares of Common Stock issuable upon settlement of the Purchase Contracts (as defined below).

Common Stock Public Offering Price:	$13.00 per share.

Underwriting Discounts and Commissions:	$0.585 per share.

Estimated Net Proceeds to Issuer from the Common Stock Offering:	The net proceeds from the sale of Common Stock in the Common Stock Offering, after deducting the underwriting discounts and commissions and estimated offering expenses, will be approximately $657.5 million (or approximately $756.8 million, if the underwriters of the Common Stock Offering exercise in full their option to purchase additional shares of Common Stock).

Lead Book-running Managers:	Goldman Sachs & Co. LLC KKR Capital Markets LLC Jefferies LLC Morgan Stanley & Co. LLC UBS Securities LLC BofA Securities, Inc. Guggenheim Securities, LLC Leerink Partners LLC

Book-running Managers:	Wells Fargo Securities, LLC Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Mizuho Securities USA LLC BMO Capital Markets Corp. Loop Capital Markets LLC

Co-Manager:	SoFi Securities LLC

Units Offering

Title of Securities:	6.75% Tangible Equity Units (the “Units”).

Number of Units Offered:	8,000,000 Units (or 9,200,000 Units if the underwriters of the Units Offering exercise their option to purchase additional Units in full).

Stated Amount/Public Offering Price:	$50.00 per each Unit.

Composition of Units:

Each Unit is comprised of two parts:

•  a prepaid stock purchase contract issued by Issuer (a “Purchase Contract”); and

•  a senior amortizing note issued by Issuer (an “Amortizing Note”), which has an initial principal amount of $8.6618 per Amortizing Note, bears interest at a rate of 10.00% per annum and has a final installment payment date of February 1, 2027.

Fair Market Value of the Units:	Issuer has determined that the fair market value of each Purchase Contract is $41.3382 and the fair market value of each Amortizing Note is $8.6618.

Reference Price:	$50.00 divided by the then applicable Maximum Settlement Rate (as defined below) (the “Reference Price”), which is initially approximately equal to the Common Stock Public Offering Price per share in the concurrent Common Stock Offering described above.

Threshold Appreciation Price:	$50.00 divided by the then applicable Minimum Settlement Rate (as defined below) (the “Threshold Appreciation Price”), which is initially approximately $15.28 and represents a premium of approximately 17.50% over the Reference Price.

Minimum Settlement Rate:	3.2733 shares of Common Stock for each Purchase Contract, subject to adjustment as described in the Units Preliminary Prospectus (the “Minimum Settlement Rate”).

Maximum Settlement Rate:	3.8461 shares of Common Stock for each Purchase Contract, subject to adjustment as described in the Units Preliminary Prospectus (the “Maximum Settlement Rate”).

Settlement Rate:	The following table illustrates the settlement rate for each Purchase Contract and the value of Common Stock issuable upon settlement on the “mandatory settlement date” (as defined in the Units Preliminary Prospectus), determined using the hypothetical “applicable market value” (as defined in the Units Preliminary Prospectus) shown, subject to adjustment as described in the Units Preliminary Prospectus:

Applicable Market Value of Common Stock	Settlement Rate	Value of Common Stock Delivered (Based on the Applicable Market Value Thereof)
Less than the Reference Price	3.8461 shares of Common Stock	Less than $50.00

Greater than or equal to the Reference Price but less than or equal to the Threshold Appreciation Price	A number of shares of Common Stock equal to $50.00, divided by the applicable market value	$50.00

Greater than the Threshold Appreciation Price	3.2733 shares of Common Stock	Greater than $50.00

Early Settlement at Holder’s Election:	At any time prior to 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding February 1, 2027, a holder may settle any or all of its Purchase Contracts early, in which case the Issuer will deliver a number of shares of its Common Stock per Purchase Contract equal to the Minimum Settlement Rate on the early settlement date, which is subject to adjustment as described in the Units Preliminary Prospectus.

Early Settlement Upon a Fundamental Change:	The following table sets forth the “fundamental change early settlement rate” (as defined in the Units Preliminary Prospectus) per Purchase Contract for each stock price and effective date set forth below:

	Stock Price
Effective Date	$1.00	$3.00	$5.00	$8.00	$10.00	$13.00	$15.28	$20.00	$30.00	$50.00	$75.00
January 30, 2024	3.7884	3.7549	3.6648	3.5167	3.4391	3.3575	3.3170	3.2687	3.2346	3.2250	3.2244
February 1, 2025	3.8079	3.8001	3.7496	3.6102	3.5175	3.4104	3.3552	3.2906	3.2497	3.2411	3.2407
February 1, 2026	3.8270	3.8268	3.8193	3.7369	3.6354	3.4830	3.3972	3.3031	3.2607	3.2570	3.2570
February 1, 2027	3.8461	3.8461	3.8461	3.8461	3.8461	3.8461	3.2733	3.2733	3.2733	3.2733	3.2733

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•  if the applicable stock price is between two stock prices in the table or the applicable effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•  if the applicable stock price is greater than $75.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above), then the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•  if the applicable stock price is less than $1.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above, the “Minimum Stock Price”), the fundamental change early settlement rate will be determined as if the stock price equaled the Minimum Stock Price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table.

The maximum number of shares of Common Stock deliverable under a Purchase Contract is 3.8461, subject to adjustment in the same manner and at the same time as the fixed settlement rates as set forth under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates” in the Units Preliminary Prospectus.

Early Mandatory Settlement at Issuer’s Election:	On or after November 1, 2024, Issuer may elect to settle all, but not less than all, outstanding Purchase Contracts early at the “early mandatory settlement rate,” which will be the Maximum Settlement Rate as of the “notice date” (as defined in the Units Preliminary Prospectus), unless the closing price per share of the Issuer’s Common Stock for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the notice date in a period of 30 consecutive trading days ending on, and including, the trading day immediately preceding the notice date exceeds 130% of the threshold appreciation price in effect on each such trading day, in which case the “early mandatory settlement rate” will be the Minimum Settlement Rate as of the notice date.

Initial Principal Amount of each Amortizing Notes:	$8.6618 per each Amortizing Note. $69,294,400 in aggregate (or $79,688,560 in the aggregate if the underwriters of the Units Offering exercise their option to purchase additional Units in full).

Installment Payment Dates:	Each February 1, May 1, August 1 and November 1, commencing on May 1, 2024, with a final installment payment date of February 1, 2027.

Payments on the Amortizing Notes:	The Issuer will pay holders of each Amortizing Note equal quarterly cash installments of $0.8438 per Amortizing Note (except for the May 1, 2024 installment payment, which will be $0.8531 per Amortizing Note), which cash payment in the aggregate will be equivalent to 6.75% per annum with respect to each $50.00 Stated Amount of Units. Each installment will constitute a payment of interest (at a rate of 10.00% per annum) and a partial repayment of principal on the Amortizing Note, allocated as set forth in the following amortization schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest
May 1, 2024	$0.6341	$0.2190
August 1, 2024	$0.6431	$0.2007
November 1, 2024	$0.6591	$0.1846
February 1, 2025	$0.6756	$0.1681
May 1, 2025	$0.6925	$0.1512
August 1, 2025	$0.7098	$0.1339
November 1, 2025	$0.7276	$0.1162
February 1, 2026	$0.7458	$0.0980
May 1, 2026	$0.7644	$0.0794
August 1, 2026	$0.7835	$0.0602
November 1, 2026	$0.8031	$0.0407
February 1, 2027	$0.8232	$0.0206

Repurchase of Amortizing Notes at the Option of the Holder:	If Issuer elects to settle the Purchase Contracts early, holders of Amortizing Notes (whether as components of Units or separate Amortizing Notes) will have the right to require Issuer to repurchase some or all of their Amortizing Notes for cash at a repurchase price per Amortizing Note equal to the principal amount of such Amortizing Note as of the “repurchase date” (as defined in the Units Preliminary Prospectus), plus accrued and unpaid interest on such principal amount from, and including, the immediately preceding Installment Payment Date to, but not including, the repurchase date, calculated at a rate of 10.00% per annum.

Underwriting Discounts and Commissions:	$1.375 per Unit.

Estimated Net Proceeds to Issuer from the Units Offering:	The net proceeds from the sale of Units in the Units Offering, after deducting the underwriting discounts and commissions and estimated offering expenses, will be approximately $388.9 million (or approximately $447.3 million, if the underwriters of the Units Offering exercise their option to purchase additional Units in full).

Lead Book-running Managers:	Goldman Sachs & Co. LLC KKR Capital Markets LLC Jefferies LLC Morgan Stanley & Co. LLC UBS Securities LLC BofA Securities, Inc. Guggenheim Securities, LLC Leerink Partners LLC

Book-running Managers:	Wells Fargo Securities, LLC Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Mizuho Securities USA LLC BMO Capital Markets Corp. Loop Capital Markets LLC

Co-Manager:	SoFi Securities LLC

CUSIP for the Units:	10950A 205

ISIN for the Units:	US10950A2050

CUSIP for the Purchase Contracts:	10950A 114

ISIN for the Purchase Contracts:	US10950A1144

CUSIP for the Amortizing Notes:	10950A AA4

ISIN for the Amortizing Notes:	US10950AAA43

Issuer has filed a registration statement (including the Preliminary Prospectuses) with the Securities and Exchange Commission (the “SEC”) for the Common Stock Offering and the Units Offering. Before you invest, you should read the applicable Preliminary Prospectus for more complete information about Issuer and the Common Stock Offering and the Units Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Issuer, any underwriter or any dealer participating in the offering will arrange to send you the applicable Preliminary Prospectus if you request it by calling toll free at 1-866-471-2526 or 1-877-422-4089.

The information in this pricing term sheet supersedes the information in the applicable Preliminary Prospectus to the extent inconsistent with the information in such Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to, and should be read in conjunction with, the applicable Preliminary Prospectus, which was included in Amendment No.  3 to the Registration Statement on Form S-1 and is available here.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.